

July 25, 2013

Via E-mail
David Chong
Chief Financial Officer
China Recycling Energy Corporation
12/F, Tower A
Chang An International Building
No. 88 Nan Guan Zheng Jie
Xi'an City, Shaanxi Province
China

> **Re:** **China Recycling Energy Corporation**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended**
> **December 31, 2011**
> **Filed July 18, 2013**
> **File No. 1-34625**

Dear Mr. Chong:

We have reviewed your amendment and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2011

Item 8. Financial Statements and Supplementary Data, page 51

15. Convertible Notes Payable and Revolving Financing Agreement, page 71

Convertible Note Agreement with China Cinda, page 73

1. Please clarify whether or not the December 9, 2011 Supplemental Agreement to the Notes Purchase Agreement eliminated the conversion feature related to the notes at the time of execution of the agreement. If so, please explain why you have a conversion

feature liability recorded as of December 31, 2011 related to the notes. If not, please tell us if the notes are still convertible and your basis for not recognizing a conversion feature liability as of December 31, 2012. In this regard, we note your disclosure in Form 10-K filed April 1, 2013 that you paid half of the amounts owed on the first tranche notes on June 20, 2012 and the remaining half due on November 30, 2012 was extended to a future date.

You may contact Tony Watson, Accountant, at (202) 551-3318 if you have questions regarding our comments. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William Thompson
Accounting Branch Chief